Delisting Determination,The Nasdaq Stock Market, LLC,
April 2, 2019, Pernix Therapeutics Holdings, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pernix Therapeutics Holdings, Inc. (the Company), effective at the opening of the trading session on April 12, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on February 22, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 5, 2019.